PROXY RESULTS (Unaudited)

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Michael Clark		24766,521.424		414,092.214
Bonnie Cohen		24,675,307.974		505,305.664
Martin Cohen		24,684,703.723		495,909.915
George Grossman		24,747,601.637		433,012,001
Richard E. Kroon	24,766,262.722		414,650.916
Richard J. Norman	24,697,867.252		482,746.386
Frank K. Ross		24,765,996.798		414,616.840
Robert H. Steers	24,713,058.482		467,555.156
C. Edward Ward Jr.	24,761,426.509		419,187.129